BUSINESS ACQUISITION REPORT

ITEM 1   Identity of Company:

1.1

Name and Address of Company

Enterra Energy Trust ("Enterra")

Suite 2600, 500 - 4th Avenue S.W.

Calgary, Alberta  T2P 2V6

1.2

Executive Officer

E. Keith Conrad, President and CEO of Enterra Energy Corp., is knowledgeable about the significant acquisition and the Report and can be reached at (877) 263-0262.

ITEM 2   Full Description of Material Change:

2.1

Nature of Business Acquired

In closings which took place between January 18 and April 18, 2006, Enterra, through an indirect subsidiary, Enterra Acquisitions Corp., purchased working interests in several counties of Oklahoma (the "Oklahoma Properties").  The Oklahoma Properties presently produce approximately 6,300 BOE/d from interests in approximately 140 producing wells and include approximately 20,147 net acres of undeveloped land.

The current and anticipated production from these assets is from the Hunton Group carbonate formations (the “Hunton”), and is derived through a de-pressuring of the formation via water production followed by hydrocarbon production.  The Hunton is exploited at depths of approximately 2,000 metres using long, multi-leg horizontal wells.  Enterra operates all of its production, gathering and water disposal facilities with a staff of approximately 30 people located in Enterra’s US office in Carney, Oklahoma.

“BOE/d” means barrel of oil equivalent per day.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 million cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The reserves data set forth below is based upon an evaluation conducted by Haas Petroleum Engineering Services, Inc. with an effective date of March 1, 2006, contained in their report entitled "Appraisal Of Oil And Gas Reserves Owned By Enterra Energy Trust In Various Counties, Oklahoma As Of March 1, 2006 and dated June 13, 2006 (the "Haas Report").  The Haas Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in National Instrument 51-101.

2

All the reserves data and associated future net cash flow are stated prior to any provisions for interest costs or general and administrative cost and after deduction of estimated future capital expenditures for wells to which reserves have been assigned.  It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Oklahoma Properties. There is no assurance that such price and cost assumptions will be attained and variances could be material.  The recovery and reserve estimates of crude oil and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Actual crude oil and natural gas reserves may be greater than or less than the estimates provided herein.

The following reserves data and associated tables summarize the reserves of crude oil, natural gas and associated products and the net present values in US Dollars of future net revenues associated with the reserves associated with the Oklahoma Properties based on constant and forecast price assumptions.

The following tables detail the aggregate gross and net reserves of the Oklahoma Properties, as at March 1, 2006, using constant prices and costs as well as the aggregate net present value of future net revenue attributable to the reserves estimated using constant prices and costs, calculated without discount and using discount rates of 5%, 10%, 15% and 20%:

	Summary of Oil and Gas Reserves Constant Prices and Costs

	Light and Medium Oil		Natural Gas		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mbbl)	(mbbl)

PROVED
Developed Producing	2,182	1,876	65,473	53,629	0	0
Developed Non-Producing	598	572	6,871	6,552	0	0
Undeveloped	1,624	388	30,554	7,016	0	0

TOTAL PROVED	4.404	2,836	102,898	67,197	0	0

PROBABLE	912	227	15,206	3,717	0	0

TOTAL PROVED PLUS PROBABLE	5,316	3,063	118,104	70,914	0	0

Net Present Values (US Dollars) of Future Net Revenues Constant Prices and Costs

	Before Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($USthousands)	($USthousands)	($USthousands)	($USthousands)	($USthousands)

PROVED
Developed Producing	395,813	327,424	278,918	242,906	215,187
Developed Non-Producing	69,787	58,015	49,353	42,768	37,620
Undeveloped	63,227	48,596	38,501	31,200	25,723

TOTAL PROVED	528,827	434,035	366,772	316,874	278,530

PROBABLE	33,599	26,441	21,319	17,531	14,650

TOTAL PROVED PLUS PROBABLE	562,246	460,476	388,091	334,405	293,180

3

	After Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($USthousands)	($USthousands)	($USthousands)	($USthousands)	($USthousands)

PROVED
Developed Producing	304,692	250,598	212,633	184,685	163,331
Developed Non-Producing	54,299	44,903	38,026	32,822	28,772
Undeveloped	45,718	35,096	27,780	22,491	18,521

TOTAL PROVED	404,709	330,597	278,439	239,998	210,624

PROBABLE	20,311	16,238	13,291	11,086	9,391

TOTAL PROVED PLUS PROBABLE	425,020	346,835	291,730	251,084	220,015

4

The following tables detail the aggregate gross and net reserves of the Oklahoma Properties, as at March 1, 2006, using forecast prices and costs as well as the aggregate net present value of future net revenue attributable to the reserves estimated using forecast prices and costs, calculated without discount and using discount rates of 5%, 10%, 15% and 20%:

	Summary of Oil and Gas Reserves Forecast Prices and Costs

	Light and Medium Oil		Natural Gas		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mbbl)	(mbbl)

PROVED
Developed Producing	2,148	1,849	63,294	51,976	0	0
Developed Non-Producing	597	571	6,847	6,350	0	0
Undeveloped	1,623	388	30,543	7,014	0	0

TOTAL PROVED	4,368	2,808	100,784	65,520	0	0

PROBABLE	912	227	15,206	3,717	0	0

TOTAL PROVED PLUS PROBABLE	5,280	3,035	115,990	69,237	0	0

Net Present Values (US Dollars) of Future Net Revenues Forecast Prices and Costs

	Before Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($USthousands)	($USthousands)	($USthousands)	($USthousands)	($USthousands)

PROVED
Developed Producing	279,370	234,934	203,525	180,111	161,930
Developed Non-Producing	52,828	44.408	38,191	33,441	29,703
Undeveloped	45,114	34,658	27,513	22,366	18,507

TOTAL PROVED	377,312	314,000	269,229	235,918	210,140

PROBABLE	23,806	18,875	15,342	12,720	10,717

TOTAL PROVED PLUS PROBABLE	401,118	332,875	284,571	248,638	220,857

	After Income Taxes Discounted at (% / year)
	0%	5%	10%	15%	20%
Reserves Category	($USthousands)	($USthousands)	($USthousands)	($USthousands)	($USthousands)

PROVED
Developed Producing	234,249	194,115	166,090	145,468	129,674
Developed Non-Producing	44,048	36,552	31,073	26,928	23,699
Undeveloped	34,769	26,535	20,927	16,901	13,890

TOTAL PROVED	313,066	257,202	218,090	189,297	167,263

PROBABLE	14,390	11,591	9,562	8,041	6,866

TOTAL PROVED PLUS PROBABLE	327,456	286,793	227,652	197,338	174,129

5

The following tables provide the volume of production of the Oklahoma Properties estimated for 2006:

Estimated Production for 2006

	Constant Prices & Costs (Undiscounted)		Forecast Prices (Undiscounted)
($thousands)	Proved Reserves	Proved plus Probable Reserves	Proved Reserves	Proved plus Probable Reserves

2006 Production (Gross)
Light and Medium Oil(mbbl)	398	411	398	410
Gas(bcf)	12	12	12	12
NGL(mbbl)	0	0	0	0
mboe	2,358	2,409	2,355	2,407

2006 Production (Net)
Light and Medium Oil(mbbl)	352	355	352	355
Gas(bcf)	9	9	9	9
NGL(mbbl)	0	0	0	0
mboe	1,932	1,945	1,930	1,944

The following tables detail the benchmark reference prices reflected in the reserves data disclosed above.  These pricing assumptions were provided by McDaniel & Associated Consultants Ltd.

Summary of Pricing Assumptions

As of March 1, 2006

Constant Prices and Costs(1)

Year	OIL WTI Cushing ($US/bbl)	NATURAL GAS U.S. Henry Hub ($US/mmbtu)

As at December 31, 2005	61.41	6.71

Summary of Pricing and Inflation Rate Assumptions

As of March 1, 2006

Forecast Prices and Costs

Year	OIL WTI Cushing ($US/bbl)	NATURAL GAS U.S. Henry Hub ($US/mmbtu)	Inflation Rate %/Year

Forecast:
2006	57.50	9.90	2.5
2007	55.40	9.05	2.5
2008	52.50	8.15	2.5
2009	49.50	7.25	2.5
2010	46.90	6.85	2.5
2011	48.10	7.05	2.5
2012	49.30	7.25	2.5
2013	50.50	7.40	2.5
2014	51.80	7.60	2.5
2015	53.10	7.80	2.5
2016	54.40	7.95	2.5
Thereafter	55.80	8.20

2.2

Date of Acquisition

The dates of acquisition used for accounting purposes are January 18, 2006, March 21, 2006, April 4, 2006 and April 18, 2006, with effective dates of January 18, 2006 for the first closing and March 1, 2006 for the next three closings.

2.3

Consideration

The total consideration for the Oklahoma Properties was Cdn$166.6 million in cash and the issuance of 5,685,028 trust units valued at $116.5 million.  Enterra incurred $6.6 million of transaction costs associated with the acquisition.  For each vendor there is a six-month adjustment period for certain specifically identified adjustment wells, which could increase the cost of the acquisition.  If the specifically identified adjustment wells produce an average volume (based on the best 30 day period in the last 60 days of the adjustment period) greater than the actual production acquired at closing, the cost of the acquisition will increase by US$36,000 per producing boe/day on the excess of those wells.

To finance the cash portion of the acquisition of the Oklahoma Properties Enterra entered into a new senior bridge credit facility for US$200 million.

The US$200 million non-revolving facility bears interest at 4.5% above London Interbank Offering Rate and matures September 20, 2006 with a one-time option to extend the facility for an additional three-month period.  During this extension period, the interest rate increases by 1% per month.  The facility is secured by a first charge over all US assets and a second charge over all Canadian assets.  The terms of the credit facility restricts Enterra's ability to withdraw more than US$1.5 million per month from the US segment.  The credit facility also requires Enterra to maintain certain financial covenants.

2.4

Effect on Financial Position

Enterra does not expect to repay the senior bridge credit facility from internally generated cash and will need to obtain additional financing through the issuance of debt and/or equity.

2.5

Prior Valuations

No valuation opinions were obtained within the last 12 months respecting the Oklahoma Properties which were required by securities legislation or a Canadian exchange or market to support the consideration paid by Enterra for the Oklahoma Properties.

2.6

Parties to Transaction

None of the Vendors were informed persons, associates or affiliates of Enterra at the time of the acquisitions.

2.7

Date of Report

June 29, 2006.

ITEM 3

Attached hereto and incorporated herein are two schedules being Pro Forma Financial Statements with respect to the purchase of the Oklahoma Properties and Audited Revenue, Royalties and Operating Costs with respect to the Oklahoma Properties.

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

The Board of Directors of Enterra Energy Corp., as Administrator of Enterra Energy Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of Enterra Energy Trust (the “Trust”) as at March 31, 2006 and the unaudited pro forma consolidated statements of earnings for the year ended December 31, 2005 and for the three months ended March 31, 2006, and have performed the following procedures:

1.

Compared the figures in the columns captioned “Enterra Energy Trust March 31, 2006” to the unaudited consolidated financial statements of the Trust as at and for the three months ended March 31, 2006, and found them to be in agreement.

2.

Compared the figures in the column captioned “Enterra Energy Trust” on the pro forma consolidated statement of earnings for the year ended December 31, 2005 to the audited consolidated financial statements of the Trust for the year ended December 31, 2005, and found them to be in agreement.

3.

Compared the figures in the column captioned “Oklahoma Assets” on the pro forma consolidated statement of earnings for the year ended December 31, 2005 to the audited schedule of revenue, royalties and operating costs of the Oklahoma Assets for the year ended December 31, 2005, and found them to be in agreement.

4.

Compared the figures in the columns captioned “Oklahoma Assets March 31, 2006” on the pro forma consolidated statement of earnings of the three months ended March 31, 2006 to the unaudited constructed schedule of revenue, royalties and operating costs of the Oklahoma Assets for the three month period ended March 31, 2006, and found them to be in agreement.

5.

Compared the figures in the columns captioned “High Point Resources Inc. forty eight days ended August 17, 2005” to the unaudited interim consolidated statement of operations of High Point Resources Inc. for the period from July 1, 2005 to August 17, 2005, and found them to be in agreement.

6.

Compared the figures in the columns captioned “High Point Resources Inc. six months ended June 30, 2005” to the unaudited interim consolidated statement of operations of High Point Resources Inc. for the six months ended June 30, 2005, and found them to be in agreement.

7.

Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

(a)  The basis for determination of the pro forma adjustments; and

(b)  Whether the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

The officials:

(a)  described to us the basis for determination of the pro forma adjustments, and

(b)  stated that the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

8.

Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

9.

Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Enterra Energy Trust March 31, 2006”, “Enterra Energy Trust”, “High Point Resources Inc. six months ended June 30, 2005”, “High Point Resources Inc. forty eight days ended August 17, 2005”, “Oklahoma Assets March 31, 2006”, “Oklahoma Assets” and “Pro forma adjustments” as at March 31, 2006, for the three month period ended March 31, 2006 and for the year December 31, 2005, as appropriate, and found the amounts in the columns captioned “Pro forma Consolidated” to be arithmetically correct.

A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective.  The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information.  Accordingly, we express no such assurance.  The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

signed “KPMG LLP”

Chartered Accountants

Calgary, Canada

June 28, 2006

COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS

The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada.  To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted.  Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.

signed “KPMG LLP”

Chartered Accountants

Calgary, Canada

June 28, 2006

Enterra Energy Trust
Pro Forma Consolidated Balance Sheet
As at March 31, 2006
(expressed in thousand Canadian dollars)
(unaudited)

	Enterra Energy Trust March 31, 2006	Pro forma adjustments	Notes	Pro forma Consolidated
Assets
Current assets
Cash and short-term investments	$ 19,284	$ -		$ 19,284
Accounts receivable	46,931	-		46,931
Prepaid expenses and deposits	5,285	-		5,285
	71,500	-		71,500

Property, plant and equipment	744,070	58,253	2	802,323
Deferred financing charges	11,255	1,119	2	12,374
Goodwill	71,383	-		71,383

	$ 898,208	$ 59,372		$ 957,580

Liabilities and Unitholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 34,546	$ -		$ 34,546
Due to JED Oil Inc.	4,652	-		4,652
Distributions payable to unitholders	8,918	-		8,918
Income taxes payable	2,118	-		2,118
Bank indebtedness	296,847	48,513	2	345,360
Marketing contracts	4,088	-		4,088
Note payable	668	-		668
Current portion of capital lease	896	-		896
	352,733	48,513		401,246

Asset retirement obligations	27,304	555	2	27,859
Future income tax liability	94,862	-		94,862
Capital lease	1,471	-		1,471
	476,370	49,068		525,438

Non-controlling interest	19,705	-		19,705

Unitholders’ Equity
Unitholders’ capital	508,001	10,304	2	518,305
Warrants	1,215	-		1,215
Contributed surplus	869	-		869
Accumulated earnings	30,716	-		30,716
Accumulated cash distributions	(138,668)	-		(138,668)
	402,133	10,304		412,437

	$ 898,208	$ 59,372		$ 957,580

Enterra Energy Trust
Pro Forma Consolidated Statement of Earnings
Year ended December 31, 2005 (expressed in thousand Canadian dollars)
(unaudited)					Pro forma adjustments
	Enterra Energy Trust	High Point Resources Inc. Six months ended June 30, 2005 (Note 3(b))	High Point Resources Inc. Forty eight days ended August 17, 2005 (Note 3(b))	Oklahoma Assets (Note 3(a))	Oklahoma Assets	High Point Resources Inc.	Notes	Pro forma Consolidated
Revenue
Oil and gas	$ 157,743	$ 26,024	$ 7,480	$ 100,813	$ -	$ -		$ 292,060
Royalties	(36,079)	(4,937)	(1,758)	(26,816)	-	(316)	3(c)	(69,906)
	121,664	21,087	5,722	73,997	-	(316)		222,154

Expenses
Production	32,620	3,414	986	13,136	-	-		50,156
General and administrative	10,331	2,077	4,093	-	-	-		16,501
Interest	4,715	1,802	756	-	20,821	(316)	3(d)	27,778
Amortization of deferred financing charges	33	-	-	-	9,840	-	3(e)	9,873
Depletion, depreciation and accretion	82,073	9,272	2,454	-	38,444	1,901	3(f)	134,144
Goodwill impairment loss	9,253	-	-	-	-	-		9,253
Financial derivative gain	(354)	-	-	-	-	-		(354)
Foreign exchange gain	(715)	-	-	-	-	-		(715)
	137,956	16,565	8,289	13,136	69,105	1,585		246,636

Earnings before taxes	(16,292)	4,522	(2,567)	60,861	(69,105)	(1,901)		(24,482)

Taxes
Current	1,456	(18)	3	-	-	-		1,441
Future	(18,689)	1,269	(530)	-	(26,882)	(646)	3(g)	(45,478)
	(17,233)	1,251	(527)	-	(26,882)	(646)		(44,037)
Net earnings for the period before non-controlling interest	941	3,271	(2,040)	60,861	(42,223)	(1,254)		19,555

Non-controlling interest	(29)	-	-	-	-	1,042	3(h)	1,013

Net earnings	$ 970	$ 3,271	$ (2,040)	$ 60,861	$ (42,223)	$ (2,296)		$ 18,542

Net earnings per trust unit (Note 4)
Basic	$ 0.03							$ 0.46
Diluted	$ 0.03							$ 0.46

Enterra Energy Trust
Pro Forma Consolidated Statement of Earnings
Three months ended March 31, 2006
(expressed in thousand Canadian dollars)
(unaudited)	Enterra Energy Trust March 31, 2006	Oklahoma Assets March 31, 2006 (Note 3(a))	Pro forma adjustments	Notes	Pro forma Consolidated
Revenue
Oil and gas	$ 48,315	$ 19,350	$ -		$ 67,665
Royalties	(9,961)	(5,247)	-		(15,208)
	38,354	14,103	-		52,457
Expenses
Production	8,318	3,191	-		11,509
General and administrative	2,804	-	-		2,804
Interest	2,144	-	5,011	3(d)	7,155
Financing fees	352	-	-		352
Amortization of deferred financing charges	369	-	2,055	3(e)	2,424
Depletion, depreciation and accretion	27,259	-	7,964	3(f)	35,223
Financial derivative loss	598	-	-		598
Foreign exchange gain	(341)	-	-		(341)
	41,503	3,191	15,030		59,724
Earnings before taxes and non- controlling interest	(3,149)	10,912	(15,030)		(7,267)
Taxes
Current	-	-	-		-
Future income tax (reduction)	(5,456)	-	(1,602)	3(g)	(7,058)
	(5,456)	-	(1,602)		(7,058)
Net earnings before non- controlling interest	2,307	10,912	(13,428)		(209)
Non-controlling interest	59	-	(65)	3(h)	(6)
Net earnings	$ 2,248	$ 10,912	$ (13,363)		$ (203)

Net earnings per trust unit (Note 4)
Basic	$ 0.06				$ 0.00
Diluted	$ 0.06				$ 0.00

ENTERRA ENERGY TRUST
Notes to the Pro forma Consolidated Financial Statements
As at March 31, 2006 and for the Three Months Ended March 31, 2006 and for the Year ended December 31, 2005
(unaudited, expressed in Canadian dollars, except units and when otherwise noted)

1.

BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements of Enterra Energy Trust (“the Trust” or “EET”) have been prepared by management of the Trust in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These unaudited pro forma consolidated financial statements give effect to the following transactions:

a) the acquisition of High Point Resources Inc. (“High Point”) as if it had occurred on January 1, 2005 instead of the actual closing date of August 17, 2005.  This business combination was completed through a plan of arrangement (the “Arrangement”) whereby the Trust, through its subsidiary Rocky Mountain, acquired all of the issued and outstanding common shares of High Point in exchange for 7,490,898 trust units and 1,407,177 Rocky Mountain exchangeable shares.  The results of operations of High Point have been included in the consolidated statements of earnings of the Trust from August 17, 2005, being the date of the acquisition.

b) the acquisition of oil and gas assets located in Oklahoma (“Oklahoma Assets”) as if it had occurred on January 1, 2005 instead of the actual closing dates.  The acquisition of the assets was completed in four stages, with the first stage closing on January 18, 2006, the second stage closing on March 21, 2006, the third stage closing on April 4, 2006 and the final stage closing on April 18, 2006.

The unaudited pro forma consolidated balance sheet of the Trust as at March 31, 2006 and the unaudited pro forma consolidated statements of earnings of the Trust for the three month period ended March 31, 2006 and the year ended December 31, 2005 (“Pro Forma Financial Statements”), have been prepared from information derived from the following:

• Audited consolidated financial statements of the Trust for the year then ended December 31, 2005;

• Unaudited consolidated financial statements of the Trust as at and for the three month period ended March 31, 2006;

• Unaudited interim consolidated financial statements of High Point as at June 30, 2005 and for the period from January 1, 2005 to June 30, 2005.  Unaudited interim consolidated financial statements of High Point for the period from July 1, 2005 to August 17, 2005;

• Audited schedule of revenues, royalties and operating costs of the Oklahoma Assets for the year ended December 31, 2005;

•  Unaudited schedule of revenue, royalties and operating costs of the Oklahoma Assets for the three months ended March 31, 2006 which includes the revenue, royalties and operating costs from the first closing from January 1, 2006 to January 18, 2006, the second closing from January 1, 2006 to March 31, 2006 and the third and fourth closings from January 1, 2006 to March 31, 2006.  The revenue, royalties and operating costs of the Oklahoma Assets for the first and second closings are included in the 2006 first quarter results of EET from the closing dates of the acquisitions being January 18, 2006 and March 21, 2006 respectively.

In the opinion of the Trust’s management, these unaudited pro forma financial statements include all material adjustments necessary for fair presentation in accordance with Canadian GAAP.  Accounting policies used in the preparation of the unaudited pro forma financial statements are in accordance with those disclosed in the Trust’s 2005 audited consolidated financial statements.

ENTERRA ENERGY TRUST
Notes to the Pro forma Consolidated Financial Statements
As at March 31, 2006 and for the Three Months Ended March 31, 2006 and for the Year ended December 31, 2005
(unaudited, expressed in Canadian dollars, except units and when otherwise noted)

In preparing these unaudited pro forma consolidated financial statements, no adjustments have been made to reflect the operating synergies and general and administrative cost savings that may result from combining the operations of the Trust, High Point, and the Oklahoma Assets.

The unaudited pro forma financial statements may not necessarily be indicative of the results that would have occurred  as at March 31, 2006, for the three month period ended March 31, 2006 or for the year ended December 31, 2005 or expected results of future periods.  These unaudited pro forma financial statements should be read in conjunction with the above noted financial statements of the Trust, High Point and the schedule of revenues, royalties and operating expenses of the Oklahoma Assets.

2.

PRO FORMA CONSOLIDATED BALANCE SHEET

The unaudited pro forma balance sheet gives effect to the following transaction and adjustments:

The acquisition of the Oklahoma Assets was completed in four stages.  The first two stages occurred on January 18, 2006 and March 21, 2006 with the final two stages occurring on April 4, 2006 and April 18, 2006.  The unaudited pro forma balance sheet assumes that final two stages of the acquisition occurred on March 31, 2006.

The final two stages of the acquisition were for $58.3 million of oil and natural gas properties for consideration of $48.5 million of cash, the issuance of 506,236 trust units valued at $10.3 million and the assumption of $0.5 million of asset retirement obligations.

The trust funded the cash consideration through a draw on its US$200 million senior secured bridge credit facility.  This draw resulted in a $1.1 million deferred financing charge.

ENTERRA ENERGY TRUST
Notes to the Pro forma Consolidated Financial Statements
As at March 31, 2006 and for the Three Months Ended March 31, 2006 and for the Year ended December 31, 2005
(unaudited, expressed in Canadian dollars, except units and when otherwise noted)

3.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

The unaudited pro forma consolidated statements of earnings give effect to the transactions and assumptions in note 2 and as detailed below.

a) The results of operations of the Oklahoma Assets as if all four stages of the closing had occurred on January 1 instead of the actual closing dates of January 18, 2006 for the first stage, March 21, 2006 for the second stage, April 4, 2006 for the third stage and April 28, 2006 for the final stage.

b) The acquisition of High Point as if it had occurred on January 1, 2005 instead of the actual closing of August 17, 2005.

c) Royalty expense is assumed to increase due to the reduction in total Alberta Royalty Tax Credit available to the consolidated entity.

d) Interest expense has increased due to the debt incurred to partially finance the Oklahoma Assets.  The US$200 million senior secured bridge credit facility was assumed to be outstanding for the entire periods.  This increase in interest expense is partially offset by the assumed decrease in bank borrowings as a result of the proceeds from the exercise of the High Point share purchase options of $7,476,000.

e) The deferred financing charges arose on the US$200 million senior secured bridge credit facility.  The bridge financing fees are amortized over the term of the credit facility, being nine months.

f) Depletion, depreciation and accretion expenses for the periods have been calculated on a consolidated basis, by cost centre, incorporating the assigned values for the Oklahoma Assets and High Point.

g) Future income taxes have been adjusted for the above assumptions, as appropriate.

h) Non-controlling interest has been adjusted to reflect the change in net earnings and the pro forma increase to both trust units and exchangeable shares resulting from the acquisitions of the Oklahoma Assets and High Point.

4.

PER UNIT INFORMATION

Pro forma net earnings per trust unit information has been calculated using the weighted average number of trust units outstanding as follows:

	Three months ended March 31, 2006	Year ended December 31, 2005
Basic	43,184,852	40,048,897
Diluted	44,605,820	42,391,317

The pro forma weighted average number of trusts units for the three months ended March 31, 2006 and the year ended December 31, 2005 were increased by 4,984,549 and 10,515,320 trust units, respectively as a result of the issuance of trust units on the acquisition of the Oklahoma assets and High Point.  The pro forma weighted average number of trust units used in the calculation of dilutive earnings per unit for the three months ended March 31, 2006 and the year ended December 31, 2005 were increased by 4,984,549 and 10,515,320 trust units respectively and nil and 886,714 exchangeable shares respectively, as a result of the issuance of trust units and/or exchangeable shares on the acquisition of the Oklahoma assets and High Point.

ENTERRA ENERGY TRUST
Notes to the Pro forma Consolidated Financial Statements
As at March 31, 2006 and for the Three Months Ended March 31, 2006 and for the Year ended December 31, 2005
(unaudited, expressed in Canadian dollars, except units and when otherwise noted)

5.

APPLICATION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The application of United States generally accepted accounting principles (“US GAAP”) would have the following effects on the pro forma consolidated statement of earnings:

(in thousand Canadian dollars)	Three months ended March 31, 2006	Year ended December 31, 2005

Net earnings pursuant to Canadian GAAP per pro forma consolidated statement of earnings before change in redemption value of trust units	$(203)	$18,542
Adjustments for US GAAP (1)	2,188	(19,253)
Net earnings per pro forma consolidated statement of earnings for U.S. GAAP before redemption value of trust units	1,985	(711)

Change in redemption value of trust units (2)	160,688	115,090
Proforma adjustment to change redemption value of trust units (2)	18,892	51,834
Proforma net loss under US GAAP after change in redemption value of trust units	$181,565	$166,213

Net loss per unit under U.S GAAP before changes in redemption value of trust units:
Basic	$0.04	$(0.02)
Diluted	$0.04	$(0.02)

Net loss per unit under U.S. GAAP
Basic	$4.07	$3.94
Diluted	$4.07	$3.92

(1) These adjustments reflect those made in the March 31, 2006 and December 31, 2004 US GAAP reconciliation of EET and High Point and the consolidated pro forma ceiling test write-down under U.S. GAAP and the related depletion reduction.  The Oklahoma Asset acquisition did not result in additional U.S. GAAP differences for the reported periods.

(2) Under US GAAP, the trust units are classified as mezzanine equity and valued at an amount equal to the redemption value of the trust units.  The pro forma adjustment to the change in redemption value of the trust units reflects the increase in the value of the trust units assumed to be issued on the acquisitions of the Oklahoma assets and High Point to their redemption values.

ENTERRA ENERGY TRUST
Notes to the Pro forma Consolidated Financial Statements
As at March 31, 2006 and for the Three Months Ended March 31, 2006 and for the Year ended December 31, 2005
(unaudited, expressed in Canadian dollars, except units and when otherwise noted)

The application of US GAAP would have the following effects on the pro forma consolidated balance sheet as at March 31, 2006:

	As at March 31, 2006
(in thousand Canadian dollars)	Proforma Cdn. GAAP	Increase (Decrease) (1)	Proforma US GAAP
Assets:
Current assets	$ 71,500	$ -	$ 71,500
Property, plant and equipment	802,323	(57,210)	745,113
Goodwill	71,383	(21,551)	49,832
Deferred finance charges	12,374	-	12,374

	$ 957,580	$ (78,761)	$ 878,819

Liabilities:
Current liabilities	$ 401,246	$ -	$ 401,246
Asset retirement obligations	27,859	-	27,859
Future income tax	94,862	(20,626)	74,236
Capital Lease	1,471	-	1,471
	525,438	(20,626)	504,812

Non-controlling interest	19,705	(19,705)	-
Mezzanine equity	-	712,579	712,579

Unitholder's Equity
Unitholders’ capital	518,305	(518,305)	-
Warrants	1,215	-	1,215
Contributed surplus	869	-	869
Accumulated earnings (loss)	30,716	(232,704)	(201,988)
Accumulated cash distributions	(138,668)	-	(138,668)
	412,437	(751,009)	(338,572)

	$ 957,580	$ (78,761)	$ 878,819

1) These adjustments reflect those made in the March 31, 2006 US GAAP reconciliation of EET adjusted for the additional units issued in connection with the acquisition of the Oklahoma Assets.

AUDITORS' REPORT

To the Board of Directors for Enterra Energy Corp., as Administrator of Enterra Energy Trust

We have audited the schedule of revenue, royalties and operating costs of the Oklahoma Assets for each of the years in the two year period ended December 31, 2005.  This financial information is the responsibility of the Trust’s management.  Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this schedule present fairly, in all material respects, the revenue, royalties and operating costs of the Oklahoma Assets for each of the years in the two year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

signed “KPMG LLP”

Chartered Accountants

Calgary, Canada

June 28, 2006

Schedule of Revenue, Royalties and Operating Costs
(expressed in thousand Canadian dollars)

	Years ended December 31,
	2005	2004
Production revenue	$ 100,813	$ 77,369
Royalties	26,816	19,980
Operating expenses	13,136	11,045

Excess of revenue over royalties and operating costs	$ 60,861	$ 46,344

See accompanying notes

NOTES TO THE SCHEDULE OF REVENUE, ROYALTIES AND OPERATING COSTS OF THE OKLAHOMA ASSETS
For the Years Ended December 31, 2005 and 2004
(expressed in Canadian dollars)

1.

BASIS OF PRESENTATION

Enterra Energy Trust (“the Trust”), through its subsidiary Enterra US Acquisitions Inc., has acquired certain oil and gas producing and non-producing assets located in Oklahoma (“Oklahoma Assets”).  The acquisition resulted in the Trust obtaining assets producing at approximately 6,300 barrels of production per day on closing.

This schedule has been derived from financial information provided by the seller and represents the revenue, royalties and operating costs of the working interests in the Oklahoma Assets acquired by the Trust.

This schedule includes only those revenues, royalties and operating expenses that are directly related to the Oklahoma assets and do not include any expenses related to general and administrative costs, interest, income or capital taxes or any provisions related to depletion, depreciation or asset retirement obligations.

2.

SIGNIFICANT ACCOUNTING POLICIES

Production revenue

Crude oil, natural gas and natural gas liquids sales are recorded when title to the commodity passes to the purchaser.  Revenues do not include any amounts from hedging with financial derivatives.

Royalties

Royalties are recorded at the time the product is produced and are calculated in accordance with the applicable regulations.

Operating expenses

Operating expenses include all costs related to the lifting, gathering, processing and transportation of crude oil and natural gas and related products.

3.

RECONCILIATION OF SCHEDULE TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES

There are no significant differences between Canadian and United States generally accepted accounting principles that would impact this schedule.